Filed by Sierra Income Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Sierra Income Corporation

Commission File No. 814-00924

This is a Message for Stockholders of Sierra Income Corporation

Check Your Mailbox!

You will receive important proxy materials from Sierra Income Corporation soon.

The proxy materials will arrive in an envelope delivered to your mailbox. They will explain your voting options as a stockholder for the February meeting.

DO NOT DISCARD THE ENVELOPE WHEN IT ARRIVES. It will contain important, time-sensitive voting materials that require a response from you as a stockholder.

You will receive further instructions soon.

Thank you!

SIERRA
INCOME CORPORATION

Forward-Looking Statements

This communication contains “forward-looking statements,” which are statements other than statements of historical facts, are not guarantees of future performance or results of Barings BDC, Inc. (“Barings BDC”), Sierra Income Corporation (“Sierra”), or, following the merger of Sierra with and into Barings BDC (the “Transaction”), the combined company, and involve a number of risks and uncertainties, including statements regarding the completion of the proposed Transaction. Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings made by Barings BDC or Sierra with the Securities and Exchange Commission (the “SEC”), including those contained in the joint proxy statement/prospectus (as defined below), when such documents become available. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Transaction closing; (ii) the expected synergies and savings associated with the Transaction; (iii) the expected elimination of certain expenses and costs due to the Transaction; (iv) the percentage of Sierra’s stockholders voting in favor of the Transaction; (v) estimates of the combined company’s net investment income or net asset value accretion; (vi) the possibility that competing offers or acquisition proposals for Sierra will be made; (vii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived; (viii) risks related to diverting the attention of Barings BDC’s management or Sierra’s management from ongoing business operations; (ix) the risk that stockholder litigation in connection with the Transaction may result in significant costs of defense and liability; (x) the future operating results of the combined company or Barings BDC’s, Sierra’s or the combined company’s portfolio companies; (xi) regulatory approvals and other factors; (xii) changes in regional or national economic conditions, including but not limited to the impact of the COVID-19 pandemic, and their impact on the industries in which Barings BDC and Sierra invest; (xiii) changes to the form and amounts of Sierra’s tax obligations; (xiv) fluctuations in the market price of Barings BDC’s common stock; (xv) the Transaction’s effect on the relationships of Barings BDC or Sierra with their respective investors, portfolio companies, lenders and service providers, whether or not the Transaction is completed; (xvi) the reduction in Barings BDC’s stockholders’ and Sierra’s stockholders’ percentage ownership and voting power in the combined company; (xvii) the challenges and costs presented by the integration of Barings BDC and Sierra; (xviii) the uncertainty of third-party approvals; (xix) the significant Transaction costs; (xx) the restrictions on Barings BDC’s and Sierra’s conduct of business set forth in the definitive merger agreement; and (xxi) other changes in the conditions of the industries in which Barings BDC and Sierra invest and other factors enumerated in Barings BDC’s and Sierra’s filings with the SEC. You should not place undue reliance on such forward-looking statements, which are and will be based upon Barings BDC management’s and Sierra management’s respective then-current views and assumptions regarding future events and operating performance, and speak only as of the date any such statement is made. Neither Barings BDC nor Sierra undertakes any duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving Barings BDC and Sierra, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the proposed Transaction, Barings BDC filed a registration statement on Form N-14 (File No. 333-260591) with the SEC that contained a joint proxy statement/prospectus. The registration statement was declared effective by the SEC on December 28, 2021 and Barings BDC and Sierra commenced mailing the definitive joint proxy statement/prospectus to their respective stockholders on or about December 28, 2021. The joint proxy statement/prospectus and registration statement each contain important information about Barings BDC, Sierra, the proposed Transaction and related matters. STOCKHOLDERS OF EACH OF BARINGS BDC AND SIERRA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BARINGS BDC, SIERRA, THE TRANSACTION AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site at http://www.sec.gov and, for documents filed by Barings BDC, from the Barings BDC website at http://www.baringsbdc.com or for documents filed by Sierra, from the Sierra website at http://www.sierraincomecorp.com.

Participants in the Solicitation

Barings BDC and Sierra and their respective directors, executive officers and certain other members of management and employees of Barings LLC, SIC Advisors LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of Barings BDC and Sierra in connection with the Proposals. Information about the directors and executive officers of Barings BDC is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 26, 2021. Information about the directors and executive officers of Sierra is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 28, 2021. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Barings BDC’s and Sierra’s stockholders in connection with the Proposals is included in the joint proxy statement/prospectus and other relevant materials relating to the proposed Transaction that have been and are to be filed with the SEC when such documents become available. Investors should read the joint proxy statement/prospectus and registration statement carefully and in their entirety when they become available before making any voting or investment decisions. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this document is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in Barings BDC, Sierra or in any fund or other investment vehicle. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

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